February 4, 2022
VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:   Graphex Group Limited.
Draft Registration Statement on Form F-1
Filed December 15, 2021
File No. 377-05794
Ladies and Gentlemen:
On behalf of our client, Graphex Group Limited., a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 referred to above (the “Draft Registration Statement”) contained in the Staff’s letter dated January 13, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) to the Commission together with this response letter. The Revised Draft Registration Statement contains certain additional updates and revisions.
Set forth below are the Company’s responses to the Staff’s comment. Each of the responses is based on specific information that has been provided by the Company to us specifically for this letter. For convenience, the each of the Staff’s comments in the Comment Letter is repeated below in bold and italic font, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the revised language addressing a particular comment appears.
Draft Registration Statement on Form F-1 General
1.   We note your references throughout your registration statement to “industry analysts” and “third-party industry studies.” Please tell us whether you commissioned any of studies or reports for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.
RESPONSE
The Company has not commissioned any studies or reports for use in the registration statement. The studies and reports that are referenced in the prospectus included in the Draft Registration Statement are studies and reports that are generally available by third parties, for example, Bloomberg. Accordingly, the Company believes that the consent requirements under SEC Rule 436 is not applicable as no “… portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus.” The Company respectfully submits that such third parties are not “experts” under Rule 436, but rather authors or publishers of papers or studies that are used by industry professionals, generally.

Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the authors of the third party studies included in the papers are not among the classes of persons intended to be subject to Section 7 and Rule 436 as “experts” and the Company does not identify any such report or reference as provided by an expert.
The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement, which, as noted above, is not the case with respect to the Company and the Draft Registration Statement.
To further clarify that no such study is provided by any such expert, the Company has supplemented its summary of certain risk factors beginning on page 45.
2.   We note your disclosure on page 115 that you rely on equity investment with your WFOE subsidiary to operate your business in the PRC. Please clearly identify your WFOE subsidiary.
RESPONSE
The Revised Draft Registration Statement includes, at page 61, an organization structure that clearly identifies each WFOE and references such chart at the disclosure on page 115 (of the Draft Registration Statement) which was noted by the Staff in this comment. Such diagram is at page 61 of the Revised Draft Registration Statement.
3.   We note your disclosure that you expect the global energy storage market to grow at a 53% compound annual growth rate from 6.48 GW in 2019 to approximately 83 GW by 2025. We also note your disclosure that you believe the global SG market will continue to grow at a CAGR of close to 20% and exceed US$4 billion by 2023. Please provide a basis for these statements.
RESPONSE
The Draft Registration Statement relied on the report by Bloomberg New Energy Finance with respect to this statement. As noted in the response to Comment #1, above, such report was not a report specifically for use in connection with a registration statement.
The Company has reviewed other third party reports and has updated its expectation (or forward looking statement) as to the global SG market data based on such report on pages 2, and 108. This report, which was prepared by Maia Research, was not a report specifically for use in connection with a registration statement and is an industry report that has generally been made available by third parties.
Cover Page
4.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
RESPONSE
The Company acknowledges the Staff’s comments and have revised the prospectus cover page, including a reference to the risk factors (“Risks Related to the PRC”).
5.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
RESPONSE
The Company notes that the Draft Registration Statement provides disclosure regarding the risks related to the operations of the Company that are based in the PRC, beginning on page 29 of the Draft Registration Statement. Such disclosures have been supplemented by the Company in the Revised Draft Registration Statement to address the Staff’s comments, including adding a summary of these risks beginning at page 29 of the Revised Draft Registration Statement.
The Company notes that its audit firm (or independent public accountants) is a firm that is located in New York, New York and not subject to the determinations announced by the PCAOB on December 16, 2021. The Company has been advised by such firm, Friedman LLP, that such firm is subject to regular inspections by the PCAOB, that is fully complies and cooperates with such inspections and that such firm maintains its workpaper files in a manner that is accessible in the U.S. and to Staff and to regulatory authorities and others upon proper demand. The Company appreciates the Staff’s comments and has added disclosures to the Risk Factors to discuss the risks related to the PCAOB rules and determinations as well as the Holding Foreign Companies Accountable Act, beginning on page 42, which would be applicable should the Company select an audit firm that makes the issues under the Holding Foreign Companies Accountable Act, including PCAOB determinations, applicable.
6.   Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
RESPONSE
The Company appreciates the Staff’s comments and have supplemented the Company’s disclosures regarding the specific company that is referenced in the prospectus. The Company notes that the Company’s businesses are part of a consolidated group and that each business segment is conducted by a different group of companies in the consolidated group. As noted in the Draft Registration Statement, the Company has identified the following three major reportable segments (such references are in the footnotes to the financial statements and disclosures under “Prospectus Summary” and elsewhere)
(a)
Landscape design;

(b)
The catering business focuses on the operation of restaurants; and

(c)
Manufacture and sale of graphene products, conducted by Think High Global Limited and its subsidiaries.

The Revised Draft Registration Statement provides under the “Prospectus Summary” on page 1 clarification to describe the activities or functions of a subsidiary or other entities that are conducting the referenced businesses and, accordingly, any reference to Graphex Group Limited and its consolidated subsidiaries. The Company believes that such references and the continued use of “we” and “our” and similar terms provide appropriate clarification as to the entity or entities applicable to the disclosures made in the prospectus and is consistent with the “plain language” requirement for a prospectus. The Company notes that the geographic focus of the entities that are included in the consolidated group of Graphex Group Limited is subject to change as Graphex Group Limited expects to have additional geographic diversity in its graphene business. If the Company were to establish and continue such entity specific description, then the disclosures may not align with the financial statements are prepared on a consolidated and not a per entity or combined basis.
The Company appreciates the Staff’s comment “Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.” and respectfully notes that such disclosure is made on the cover page of the prospectus and elsewhere in the prospectus, including the following statement made on the cover page of the prospectus in the Draft Registration Statement: “This is the public offering of American Depositary Shares (“ADSs”) representing our ordinary shares. We are offering [•] ADSs, each ADS representing 20 ordinary shares of Graphex Group Limited, par value HK$0.01 per share.”
In order to address the Staff’s comments, the Revised Draft Registration Statement has been revised to replace the terms “Graphex”, “we”, “us”, “our”, “Company”, “Registrant” where the Company believes it would better clarify the applicable member of the consolidated group. Additionally, the cover page of the Revised Draft Registration Statement has been amended to clarify such issue.
7.   Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.
RESPONSE
The Company has amended its disclosures in the section of the prospectus “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cash Flows” to disclose how cash is transferred through the Company’s consolidated group at page 87 of the Revised Draft Registration Statement, including disclosures related to the any transfers, dividends, or distributions have been made to date. Additionally, as noted in the response to Comment #10, below, additional disclosure has been made in the “Prospectus Summary” Section of the Prospectus.
The Company respectfully believes that the amount of such transfers, dividends, or distributions within the consolidated group are not material facts subject to disclosure to investors within the disclosure standards for a prospectus to comply with the Securities Act primarily because the consolidated nature of the businesses conducted makes the specific amounts of intercompany transfers a fact that is not material as defined by Rule 405 under the Securities Act, which defines material, generally, as the type of information that “there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered”.
8.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
RESPONSE
The Company has supplemented its summary of risk factors under “Risks of doing business in the PRC” to incorporate the issues noted by the Staff in this comment, beginning on page 8 of the Revised Draft Registration Statement under “Prospectus Summary — Summary of Certain Risks Associated with Our Businesses”; and, as noted above in our response to Comment #5, above, in the Section “Risk Factors — Risks Related to the PRC”; and, as noted in response to Comment #9, below, under “Prospectus Summary — Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries”.
9.   Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
RESPONSE
The Company has supplemented its summary risk disclosures by adding a new subsection “Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries” that incorporate the issues noted by the Staff in this comment, beginning on page 4 of the Revised Draft Registration Statement.
10.   Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements.
RESPONSE
The Company has supplemented its prospectus summary by adding a new subsection “Cash Transfers within our Organization and Dividend Distribution” that incorporate the issues noted by the Staff in this comment, beginning on page 7 of the Revised Draft Registration Statement.
As noted in the response to Comment #7, above, the Company respectfully believes that the amount of such transfers, dividends, or distributions within the consolidated group are not material facts subject to disclosure to investors within the disclosure standards for a prospectus to comply with the Securities Act primarily because the consolidated nature of the businesses conducted makes the specific amounts of intercompany transfers a fact that is not material as defined by Rule 405 under the Securities Act, which defines material, generally, as the type of information that “there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered”. In order to address the Staff’s comment as to the quantifying amounts, as noted in the response to Comment #7, above, additional disclosure has been provided.
The Company respectfully notes its position that providing disclosures the tax consequences with respect to any intercompany payment is not a material fact requiring disclosure within the meaning of Rule 405 and notes that any such tax consequences is reported in the financial statements that are included in the prospectus in the Draft Registration Statement in accordance with U.S. Generally Accepted Accounting Principles. The Company respectfully refers the Staff to the financial statements, including footnote 8 “Income Tax” as well as additional disclosures in Footnote 2 “Summary of Significant Accounting Policies — Income Taxes”. Additionally, the tax consequences as to the operations of the Company, including its consolidated subsidiaries, is summarized in the Section “Taxation”.
The Company has amended its disclosures under “Dividend Policy” (page 55 of the Revised Draft Registration Statement) to provide disclosures regarding past dividends and payments and to reference the disclosure in the prospectus under “Taxation” that summarizes the tax consequences to the Company and its consolidated subsidiaries as to its operations under applicable sovereign states.
The Company respectfully refers the Staff to the disclosures made in the Draft Registration Statement under “Regulations relating to Foreign Exchange” (page 115 of the Draft Registration Statement) which the Company respectfully believes provides the disclosures regarding such issue noted by the Staff in this Comment.

11.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
RESPONSE
The Company notes that this comment is similar to Comment #5, above, by the Staff and notes that the Company has amended its Risk Factors as described in the response to Comment #5, including that Friedman LLP, the audit firm for the Company, is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Further, such audit firm is a U.S entity, and maintains its workpaper files in the U.S.
12.   Please disclose your history of net losses.
RESPONSE
The Company respectfully notes to the Staff that the history of net losses is provided in the financial statements that are included in the prospectus and in the “Summary Consolidated Financial and Operating Data” and “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including under “— Liquidity and going concern” which disclosure provides
During the years ended December 31, 2019, 2020 and for the six months ended June 30, 2021, the Group incurred net losses of HK$70,342,000, HK$100,621,000 (approximately US$12,900,000) and HK$74,828,000 (approximately US$9,594,000), respectively.
Further, the financial statements included in the prospectus include the net loss of the Company as well as the accumulated deficit in accordance with U.S. GAAP. The Company respectfully believes that no additional disclosures are required under Regulation S-X or Regulation S-K or which would be meaningful or material within the meaning of Rule 405.
13.   We note the diagrams included on pages 50 to 53. Please also include one organizational chart of your entire business.
RESPONSE
The Revised Draft Registration Statement includes an additional organization chart or diagram on page 61.
Risk Factors, page 14
14.   Please include risk factor disclosure that your auditor has expressed substantial doubt about your ability to continue as a going concern.
RESPONSE
The Company has added an additional risk factor in the Revised Draft Registration Statement to address this comment at page 29.
15.   Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE
The Company has supplemented its risk disclosures by adding a new subsection “Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.” beginning on page 30; and “The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.” beginning on page 31.
16.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
RESPONSE
The Company notes that the Company is not generally subject to the Cyberspace Administration of China over data security as the internet platform of the Company accessible in the PRC is limited to websites for introductory purposes. The Revised Draft Registration Statement has been updated to address the issues noted by the Staff in this comment, beginning on page 41.
17.   Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
RESPONSE
The Company notes that this comment is similar to the comment #5 and #11 by the Staff and note that the Company has amended its Risk Factors as described in the response to comment #5, including that Friedman LLP, the audit firm for the Company, is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Further, such audit firm is a U.S entity, and maintains its workpaper files in the U.S.
Use of Proceeds, page 43
18.   We note that a certain portion of the proceeds of this offering will be used to reduce indebtedness. Please disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.
RESPONSE
The Company notes that the indebtedness that will be repaid is dependent upon several factors, including the gross proceeds of this offering. The Company will amend the Revised Draft Registration Statement to include the indebtedness that will be repaid from the proceeds of this offering and the interest rate an maturity of such indebtedness in a subsequent amendment. The Company has amended the prospectus to reflect that the Company will make a determination as to which debt will be repaid and then make the additional required disclosures.

REGULATIONS, page 115
19.   Please disclose the material effects that the government regulations described in this section have on the company’s business.
RESPONSE
The Company has supplemented the disclosures regarding material government regulations by adding a subsection “Regulation on Food Safety and Licensing Requirement for Consumer Food Services” beginning on page 129 and by supplementing the disclosures with respect to the regulations that have been described in the Draft Registration Statement, specifically beginning on page 136.
The Company notes that the prospectus under “Risk Factors” and “Regulations” describe in customary scope the material effects that the applicable government regulations have to the Company, including each of its three business operations and believes that such disclosures provide the material information required to be provided under Regulation S-K.
Compensation of Directors and Executive Officers, page 131
20.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021.
RESPONSE
The compensation disclosure has been updated to include 2021. The Company respectfully refers to the Staff to the amendments that begin at page 145.
Related Party Transactions, page 137
21.   Please disclose the transactions between the company and Lexinter International, Inc. and/or Jeffrey Abramovitz. Please disclose the contractual limitations that prevent Mr. Abramovitz from holding more than thirty percent (30%) of your ordinary shares issued and outstanding. Please refer to Item 7.B of Form 20-F. Please also file the Subscription Agreement, Convertible Note and Warrant Agreement as exhibits to your registration statement.
RESPONSE
The Company has recently confirmed an amendment to the definitive documents relating to the investment by Lexinter. Under the terms of this amendment, Lexinter may not acquire more than 4.9% of the issued and outstanding ordinary shares of the Company. The Company has considered including disclosure regarding Lexinter in the prospectus under the Section “Related Party Transaction” and has determined that such disclosure is not required under Regulation S-K Item 404.
The instructions to Regulation S-K Item 404(a) provides the definition of the term “related person” and provides, in relevant part, that such person includes
b.   Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed: …
i.   A security holder covered by Item 403(a) (§ 229.403(a));
The definitive documents regarding the Lexinter transaction provide that at the time that the investment was made, that is the documentation ab initio, that Lexinter will not be a person covered by Regulation S-K, Item 403(a), that is a person that is (as defined by Item 403(a)) “… the beneficial owner of more than five percent of any class of the registrant’s voting securities …”
The Company will file the Subscription Agreement, Convertible Note and Warrant Agreement, and the amendment as exhibits to registration statement in accordance with Regulation S-K Item 601(b)(10) as well as other required exhibits.
Notes to the Consolidated Financial Statements Note 12 — Other Intangible Assets, page F-68
22.   We note that your asset impairment disclosures on pages F-69 and F-70 reference several terms defined in IAS 36, including recoverable amount, value in use, and cash-generating unit (“CGU”). Please tell us how your asset impairment accounting policies comply with U.S. GAAP. As necessary, revise your accounting treatment and disclosures.

RESPONSE
The Company respectfully advises the Staff that the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. The Company has amended the F pages included in the Revised Draft Registration Statement at pages F-50 and F-70.
Exhibits
23.   Please file as exhibits your agreements that reflect your profit guarantee arrangements for the acquisition of your graphene products business.
RESPONSE
The Company will file such exhibits with the Revised Draft Registration Statement.

Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.
Very truly yours,
/s/ Richard M. Morris
Richard M. Morris, Partner
Enclosure
cc: Andross Chan